

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Sze Ting Cho
Chief Executive Officer
Cre8 Enterprise Limited
1/F, China Building
29 Queen's Road Central, Hong Kong

> **Re: Cre8 Enterprise Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted February 23, 2024**
> **CIK No. 0002003977**

Dear Sze Ting Cho:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 18, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

1. We note your revisions in response to prior comment 12. For your integrated IPO financial printing services, please revise to elaborate if you expect continuous smaller contract sizes in future periods than prior periods and if you expect continuous delays in revenue recognition for the contracts entered into in FY2023, such that those corresponding revenues could only be recognized in FY2024.

<u>Legal Matters, page 154</u>

2.   Please revise here and page Alt-6 to reference your updated Hong Kong counsel opinion.

    Please contact Len Jui at 202-551-6693 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: Mengyi "Jason" Ye